Exhibit 99.1

ZTO Express (Cayman) Inc. Announces Results of Annual General Meeting

SHANGHAI, June 2, 2021 /PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that each of the following proposed resolutions submitted for shareholder approval have been adopted at its annual general meeting of shareholders held in Shanghai today:

1.	as a special resolution, THAT subject to the dual foreign name “中通快遞(開曼)有限公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “中通快遞(開曼)有限公司” be adopted as the dual foreign name of the Company;

2.	as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association.

About ZTO

ZTO is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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